CERTIFICATE OF QUALIFIED PERSON

Stephen J. Juras, P.Geo

1188 Bentall 5, 550 Burrard St.

Vancouver, BC

Tel: (604) 601-6658

Fax: (604) 687-4026

stevej@eldoradogold.com

I, Stephen J. Juras,  am a Professional Geoscientist, employed as Director, Technical Services, of Eldorado Gold Corporation and reside at 9030 161 Street in the City of Surrey in the Province of British Columbia.

I am a member of the Association of Professional Engineers and Geoscientists of British Columbia.  I graduated from the University of Manitoba with a Bachelor of Science (Honours) degree in geology in 1978 and subsequently obtained a Master of Science degree in geology from the University of New Brunswick in 1981 and a Doctor of Philosophy degree in geology from the University of British Columbia in 1987.

I have practiced my profession continuously since 1987 and have been involved in: mineral exploration and mine geology on copper, zinc, gold and silver properties in Canada, United States, Brazil, China and Turkey; and ore control and resource modelling work on copper, zinc, gold, silver, tungsten, platinum/palladium and industrial mineral properties in Canada, United States, Mongolia, China, Brazil, Turkey, Peru, Chile, Portugal, Australia, Vietnam and Russia.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43-101.

I was responsible for reviewing matters related to the geological data, the mineral resource estimation and classification work for the Perama Hill Project in Greece.  The report entitled Technical Report for the Perama Hill Project, Thrace, Greece, , with an effective date of January 2010, was prepared under my supervision (sections 7, 8, 9, 10, 11, 12, 13, 14, 15 and  17,sub-section 1).  I  visited the project on September 18 to 19, 2009.

I have not had prior involvement with the property that is the subject of this technical report.

I am not independent of Eldorado Gold Corporation in accordance with the application of Section 1.4 of National Instrument 43-101.

I have read National Instrument 43-101 and Form 43-101FI and the sections for which I am responsible in this report entitled, Technical Report for the Perama Hill Project, Thrace, Greece, with an effective date of January 2010, has been prepared in compliance with same.

As of the date of the certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading

Dated at Vancouver, British Columbia, this 19th day of March, 2010.

“Stephen J. Juras”

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Stephen J. Juras, Ph.D., P.Geo.